ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
150 EAST 42ND STREET, 11TH FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300    FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR TRANSMISSION

May 28, 2010

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 4720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bohai Pharmaceuticals Group, Inc.
Registration Statement Form S-1/A
Filed April 30, 2010
File No. 333-165149

Dear Mr. Riedler:

On behalf of Bohai Pharmaceuticals Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Amendment No. 2 is being sent in response to the Staff’s comments to the Registration Statement which was filed with the Commission on April 30, 2010.  The Staff’s comments are set forth in a letter dated May 18, 2010.  Amendment No. 2 also reflects our discussions with the Staff via telephone on May 20 and May 21, 2010.

For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.  In addition to the Company’s filing Amendment No. 2 via EDGAR, we will be delivering to the Staff three (3) hard copies of Amendment No. 1.

General

1.	Where you cite your own beliefs, please explain the basis for those beliefs and disclose the extent to which you relied on third-party sources:

•	“what we believe is a novel formulation for the treatment of asthma”;

•	“we believe that the purity, potency and effectiveness of our ingredients are superior to similar products from other companies.”

The Company has revised the Registration Statement to address the Staff’s comment.

Mr. Jeffrey Riedler
May 28, 2010

Risk Factors, page 6

Risks Related to Our Business, page 6

“We have been heavily dependent on sales of four key products.” page 8

2.
Since your application for extending the protection period for Tongbi Capsules is still pending, please revise your disclosure to clarify that the previously held certificate gave you exclusive or near exclusive-rights to manufacture and distribute the product but currently you do not have such exclusive or near exclusive rights.  Please revise the corresponding disclosure in the Business section on page 42.

The Company has revised the Registration Statement to address the Staff’s comment.

“The availability of counterfeit versions of our products ....” page 9

3.
We note your new disclosure indicating evidence of a counterfeit Tongbi Capsule sold in China which you believe infringes your intellectual property rights.  Here and in the Business section as appropriate, please clarify the scope of the suspected infringement and the steps you are taking to address the situation.  For example, have you filed any legal claims regarding this suspected infringement?

As discussed with the Staff in a telephone conversation on May 20, 2010, the Staff is advised that scope of the referenced suspected infringement is very limited and immaterial to the Company.  An alleged counterfeit product was found on a website, and the Company notified applicable authorities and the website is no longer available.  However, the Company believes that the risk factor is still potentially relevant and has left it in Amendment No. 2, but has made certain clarifications to the disclosure to reflect the present facts.

“Our research and development may be costly and/or untimely ....” page 10

4.
We note your response to our prior comment 14 regarding your contract with Yantai Tianzheng Medical Research and Development Co., Ltd.  In light of the importance of research and development to your company and that, because of your limited resources, you are dependent on Yantai to perform this work, we reissue the comment.  Please disclose the material terms of your contract with Yantai, including the fee paid, and file the contract as an exhibit to your S-1.

As discussed with the Staff in a telephone conversation on May 20, 2010, the Staff is advised that research and development activities, whether undertaken by the Company or on the Company’s behalf by third parties, are not presently important or even material to the Company’s business.  None of the Company’s fourteen products currently on market were developed by Yantai Tianzheng, and Yantai Tianzheng is currently only developing two products for the Company.  As such, the Company believes it would be inappropriate to file the agreement with Yantai Tianzheng.  As discussed with the Staff, the Company has revised the referenced risk factor in order to make it more prospective to cover the possibility that research and development activities may become material to the Company in the future.  In addition, the Company has made corresponding revisions to the Business section of the Registration Statement.

Mr. Jeffrey Riedler
May 28, 2010

Research and Development, page 50

5.
Please revise to clarify what you mean by “classic prescriptions” and “classic TCM formulas” and elaborate on the exemption for TCM formula-based products.  For example, what pharmacological and toxicological tests and studies are your classic formulae-based TCM products exempted from?

The Company has revised the Registration Statement to address the Staff’s comment.

Contractual Arrangements with Bohai and their Shareholders, page 57

6.
We note that your PRC counsel has advised you that in their opinion, (1) the inner-PRC shareholding structure complies with, and immediately after the offering, will comply with, current PRC laws and regulations; (2) the contractual arrangements between the WFOE, Chance High, Bohai, and Bohai's shareholders are valid and binding on all parties to these arrangements and do not violate relevant PRC laws or regulations; and (3) the business operations of the WFOE and Bohai comply with current PRC laws and regulations.  Please file a copy of the opinion of PRC counsel as an Exhibit 99 to this registration statement.  In addition, please identify your PRC counsel and file their consent as an Exhibit 23 to this registration statement pursuant to Rule 436 and Section 7(a) of the Securities Act.

The Company has filed the PRC legal opinion, dated December 31, 2009, and consent of AllBright Law Offices as, respectively, Exhibit 99.7 and Exhibit 23.3 to the Registration Statement.

Certain Relationships and Related Transactions, page 61

7.
We note your response to our prior comment 33 and reissue the comment.  Please file all of the agreements referenced in this section, including the Call Option Agreement.  With respect to the loan issued to Mr. Qu, Item 601 (b)(10)(i) of Regulation S-K includes contracts entered into not more than two years before the filing, regardless of whether the contract is currently outstanding.  Moreover, as Bohai is a pharmaceutical company not ordinarily engaged in the business of extending loans, the loan made to Mr. Qu cannot be said to be an agreement that “ordinarily accompanies the kind of business conducted by the registrant...”  Finally, the fact that the loan was a personal loan extended by the company to the President and CEO, for an amount likely significant to Mr. Qu if not to the Company, speaks to the materiality of the transaction.

As for the loan guaranty that Mr. Qu provided on behalf of the Company to secure the loan from Pudong Development Bank, we note that Mr. Qu, who currently runs the company by himself, appears to be personally liable for the $2.2 million dollars if Bohai defaults.  As such, the guaranty should be filed as a material agreement under Item 601(b)(10) of Regulation S-K.

As discussed with the Staff in a telephone conversation on May 20, 2010, the Staff is advised that the Company has previously filed the Call Option Agreement as Exhibit 10.10 to the Company’s Current Report on Form 8-K, dated January 11, 2010.

Mr. Jeffrey Riedler
May 28, 2010

Also as discussed with the Staff, with respect to the loan issued to Mr. Qu, the Company submits that Item 601 of Regulation S-K requires that a subject agreement be “material to the registrant”.  While the Company agrees with the Staff that the Company is not in the business of extending loans, the Company strongly contends that the loan to Mr. Qu is not material to the Company because: (i) the loan was extended and repaid prior to the consummation of the January 5, 2010 share exchange transaction; (ii) the amount of the loan is immaterial in terms of the Company assets and liabilities and (iii) the loan is no longer outstanding.  The Company submits that, in light of these facts, the inclusion of the loan as a material agreement exhibit would be more confusing to investors than informative.  However, the Company proposes to leave the existing disclosure in the Related Parties section of the Registration Statement (noting that the loan has been repaid) so investors are aware that such activity occurred in the past.

Finally, and also as discussed with the Staff, with respect to loan guarantee, the Company appreciates the Staff’s concern that Mr. Qu is presently the sole officer and director of the Company and that if the guarantee were enforced, the Company might be impacted.  However, the Company advises the Staff that it is its intention to add additional directors to its board in the very near future (including a majority of “independent” directors) and also to appoint additional executive officers.  In light of these facts (which the Company expects to have in place no later than the declaration of effectiveness of the Registration Statement), the Company submits that the inclusion of the guarantee as a material agreement exhibits is not required.

Based on our call with the Staff of May 21, 2010, we hope and trust that the Staff will concur with the above positions of the Company.

Three months ended December 31, 2009 Compared to Three Months Ended December 31, 2008

Liquidity and Capital Resources, page 37

8.	We note your revisions to your cash flow statement in response to our prior comment 34. Please also revise you Liquidity and Capital Resources disclosure accordingly.

The Company believes that the need for the requested changes has been superseded due to the inclusion of updated quarterly financial statements in Amendment No. 2.  Please advise if the Staff believes additional changes to the Liquidity and Capital Resources are required at this time.

Consolidated Financial Statements, page F -1

9.
Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.  Please note that your financial statements should not be referred to as “pro-forma.”  In addition, the financial information of Link Resources Inc. (the shell company) should not be included with those of Chance High and its consolidated entities until after the completion of the Share Exchange Agreement on January 5, 2010.  Please revise your financial statements accordingly.

In response to the Staff’s comment, the Company has included its latest quarterly financial statements and management’s discussion and analysis, in each case for the three and nine months ended March 31, 2010, in Amendment No. 2 and concurs that the financial statements covering three-month period ended March 31, 2010 should not be regarded as “pro-forma”.  The inclusion of financial figures of Chance High in the financial statement presented for period covering three month for March 2009, nine-month ended March 2009 and March 2010 and the financial position as at June 30, 2009 are for comparative figures illustration only to improve the usefulness for users of the financial statements presented herein.

Mr. Jeffrey Riedler
May 28, 2010

Summary of Significant Accounting Policies, page F-6

10.
Please clarify how you are accounting for the Share Exchange Agreement.  Refer to FAS ASC 805-10-05.  Clearly identify the accounting acquirer and accounting acquiree.  Also state what entity (entities) is (are) reflected in the historical financial statements for periods prior to the Share Exchange Agreement.

The Staff is advised that the Company has accounted for the January 5, 2010, share exchange transaction under the acquisition method in according to FAS ASC 805-10-05.  Upon completion of the share exchange transaction: (i) the shareholders of Chance High Limited (“Chance High”) became shareholders of the Company and (ii) the Company became the sole shareholder of the Chance High.  Based on these circumstances, the Company was identified as accounting acquirer and Chance High was treated as accounting acquiree.  Accordingly, prior to share exchange transaction, only the Company is reflected in the historical financial statements.  The additional disclosure in connection with the subject matter had been made in the footnote 3(a) to the financial statements as of March 31, 2010.

11.
Please clarify in your disclosure how you determined that the “Group” of Yantai Shencaojishi Pharmaceuticals Co., Ltd., Yantai Bohai Pharmaceuticals Group Co., Ltd., and Chance High International Limited met the criteria for common control for accounting purposes in accordance with the guidance of EITF 02-5.

Under Section 3 a. of EITF 02-5, common control exists between (or among) separate entities if “an individual or enterprises holds more than 50 percent of the voting ownership interest of each entity”.  The Staff is advised that Mr. Qu, a director and executive officer of the Company, holds over 80% of current voting ownership interest of Yantai Bohai Pharmaceuticals Group Limited.  Conversely, while Glory Period Limited owns approximately 55% voting shares of the Company, the sole shareholder of Glory Period is Mr. Joshua Tan, who is not a family member or otherwise affiliated with Mr. Qu.  Therefore, the Company submits that on the facts present, the criteria for common control for accounting purposes is not met.  Accordingly, the footnote 1 to disclosures in this connection has been revised in the Registration Statement.

12.
We note your response to comment 40.  Please note that in accordance with FAS ASC 810-10-30-2, if the primary beneficiary of a VIE is under common control with the VIE, the primary beneficiary should initially measure the assets, liabilities, and non-controlling interests of the VIE at the amounts at which they are carried in the accounts of the reporting entity that controls the VIE and not at fair value.  Please revise your disclosure accordingly.

The Company has revised disclosure in footnote 1 to the financial statements in response to the Staff’s comment.

Recent Accounting Pronouncements, page F-11

13.
Tell us why the warrants and conversion feature in the convertible notes issued on January 5. 2010 are not required to be classified as liabilities pursuant to ASC 815-40-15 (EITF 07-5) and subsequent changes in fair value recorded in earnings.  In particular, we direct you to the example of warrants with provisions that protect holders from declines in the stock price in ASC 815-40-55-33.  It appears your warrants and convertible notes issued on January 5, 2010 have provisions that protect holders from declines in the stock price which would require liability classification.

Mr. Jeffrey Riedler
May 28, 2010

ASC 815-10-15-83 requires that three tests be met if a financial instrument is to be classified as a derivative, and all three tests must be.  If the instrument does not meet all of the tests, then it is not a derivative instrument.  The tests are:

(a)           It has one or more underlyings and one or more notational amounts or payment provisions or both;

(b)	It requires no initial net investment or a very small initial net investment; and

(c)	Its terms require or allow net settlement.

While the Company’s notes and warrants meet the first two above tests, they do not meet the third test the warrants do not require or allow for net settlement.  Therefore, the Company submits that the notes and warrants do not qualify as a derivative.

ASC 815-10-15-99 provides a definition of a net settlement.  In order for the net settlement requirement to be met, the contract must meet one of the three tests listed in ASC 815-10-15-99.  The first two, which are described in paragraph ASC 815-10-15-99 (a) and (b) clearly do not apply in the present case.  The only possible application is paragraph ASC 815-10-15-99 (c). This requirement is that one of the parties (the Company) “is required to deliver an asset of the type described in paragraph ASC 815-10-15-99 (a), but that asset is readily convertible to cash or is itself a derivative instrument.”  The shares of common stock that are deliverable by the Company may be a type of asset described in paragraph ASC 815-10-15-119 (a), but they do not meet the second part of the testing that they are not readily convertible to cash.  The common stock issuable upon exercise of the warrants or conversion of the notes is not a cash equivalent.

The second is in the text of paragraph ASC 815-10-15-99 (c), which gives an example.  It says “An example of that type of contract [that is equivalent to cash] is a forward contract that requires delivery of an exchange-traded equity security.  Even though the number of shares to be delivered is the same as the notional amount of the contract and the price of the shares is the underlying, an exchange-traded security is readily convertible to cash.”  The specific reference to an exchange-traded equity security clearly reflects an understanding that not all publicly traded securities are readily convertible into cash.

Prior to the January 5, 2010 financing, the Company a shell company with no business.  As of March 31, 2010 and presently, there is still no active market in the stock, certainly not a market sufficient to absorb the shares issuable upon exercise of the warrants or conversion of the notes.  The Company notes that recent sales of an extremely limited number of shares had a significant effect on the Company’s stock price.  The Company also notes that any holder of notes or warrants receiving common stock upon conversion or exercise thereof would not able to sell their shares without totally devastating the market for the common stock.

Based on the lack of an active market in the stock, the fact that the common stock is not listed on an exchange and was not so listed at the time the notes and warrants were issued, the Company’s position is that the net settlement test is not met and that the warrants and the convertible feature of the notes should not be considered as derivative instruments. Therefore, no provision for such instrument is to be made in the Company’s financial statements.

Mr. Jeffrey Riedler
May 28, 2010

Note 6, Intangible Assets, page F-35

14.
We note your response to comment 42.  Please clarify whether you have any rights for individual pharmaceutical formulas granted by the PRC government, and if so, the amount for each product. If you solely have a general right for pharmaceutical operations, please tell us why you believe a general right to produce pharmaceutical operations supports the amount you have recorded for individual pharmaceutical formulas.  In addition, we repeat the part of our prior comment which requested you to address how these intangible assets have the three essential characteristics of an asset as defined in FAS Statement of Concept 6: embodies a probable future benefit that can contribute directly or indirectly to future net cash inflows, an entity can obtain the benefit and control others’ access to it and the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.  Please also provide us your analysis of the intangible assets under part b-f of FAS ASC 350-30-35-3.

The Staff is advised that the Company has ownership and production rights for each of its pharmaceutical formulas that are granted by the Chinese government.  The Company not only has a general right for pharmaceutical operation, but also has production right for each of its pharmaceutical formulas.

The cost of each pharmaceutical formula is as follows:
Fair value
USD
Pharmaceutical formulas	March 31, 2010

Tongbi Capsules	$3,140,547
Huoxue Shujin Ting	$1,221,324
Bazhen Yimu Cream	$1,395,799
Fukangning Tablet	$174,475
Danqi Tablet	$174,475
Tongbi Tablets	$3,140,547
Anti-flu Granules	$2,093,698
Lung Nourishing Cream	$3,140,547
Shangtongning Tablets	$1,395,799
Zhuangyuan shenhailong Medicinal Wine	$1,395,799

$17,273,007

Paragraph 26 of FAS Statement of Concept No.6 requires that three essential characteristics be met if a subject matter to be recognized as asset.  The Company’s pharmaceutical formulas meet all of characteristics, namely:

(a)           The Company has a production plan, relevant specialists and facilities to produce pharmaceutical products and then generate income in accordance to the contents of pharmaceutical formulas.

(b)           The Company stores such formulas in a lockbox to restrict unauthorized parties to physically access.  Ownership and production rights of such formulas is protected by the Chinese government, which restricts any unauthorized parties to improperly manufacture those drugs in accordance with such pharmaceutical formulas without acknowledging the Company’s rights granted by the Chinese government.

Mr. Jeffrey Riedler
May 28, 2010

(c)           The Company acquired such formulas in consideration RMB 80,000,000 (approximated to US$ 17,500,000) on May 20, 2005.  When the transaction was completed, the Company had been the owner of such pharmaceutical formulas under PRC legislation.

To determine the useful life of pharmaceutical formula, the five pertinent factors shall be considered based on ASC 350-30-35-3 b-f.  The analyses of the each factor are stated as follows:

(a)           There are no indicators that the useful life of another asset, such as property, plant and equipment, could relate the useful life of pharmaceutical formula.  Property, plant and equipment had estimated useful life, and the productivity of pharmaceutical product could be deteriorated by “older” facilities, but it doesn’t affect the legitimacy and validity of those formulas.

(b)           There is no indication that the useful life of pharmaceutical formulas is limited by government regulation and terms of pharmaceutical acquisition contract.

(c)           There are no terms limiting the useful life or the length of ownership of such formulas and no required cost of renewal in ownership of such formulas.

(d)           The Company conducted a cash flow projection to determine the estimated useful life of such formulas which potential effect due to competition from similar products and other economic factors are taken into account for the analysis.  The results of analysis stated that the effect from above factor only have minimal effect to the useful life of those formulas.

(e)           Based on the historical and projected cash flow analysis, the cash flow used in repairs and maintenance on pharmaceutical production facilities required to obtain expected future cash flow is immaterial (lower than 0.8 % of turnover). For example, the Company’s statement of income for nine months ended March 31, 2010 shows that cost of maintenance was approximately US$202,544 whereas turnover for the period was approximately US$46,072,455, representing 0.04% of turnover.

Thought the analysis on the factor indicated on part b-f of the relevant accounting standard, the Company’s position is that the useful life of a pharmaceutical is indefinite and therefore not subject to amortization.

15.	Tell us how the carrying amount of intangible assets was determined and when that transaction(s) occurred.

The Company’s pharmaceutical formulas had been initially recognized as intangible assets at cost as of the date of acquisition on May 20, 2005.  The useful life of the pharmaceutical formula is indefinite in accordance with the ASC 350-30-35-3; therefore, no amortization for such formula should be done.  In addition, the carrying amount of those formulas is not subjected to amortization for subsequent period/year end of the Company.

For each fiscal year of the Company, each individual pharmaceutical formulas has been tested for impairment even if the pharmaceutical formula is not being amortized, the pharmaceutical formulas had been tested for impairment annually by using cash flow projection method referring to ASC 350-30-35-18 – ASC 350-30-35-20.  The results of the test indicated that the fair value of the pharmaceutical formulas was in excess their carrying amount.  As a result, no impairment loss of such formulas has been recognized in the statement of income.

Based on above analysis, the carrying amounts of pharmaceutical formulas are determined as approximated to their cost.

Mr. Jeffrey Riedler
May 28, 2010

We thank the Staff in advance for its consideration of Amendment No. 2.  If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	Bohai Pharmaceuticals Group, Inc.
Parker Randall CF (H.K.) CPA Limited